

October 4, 2010

Mr. Nitin Amersey
Chief Executive Officer
ABC Acquisition Corp 1505
300 Center Ave., Ste. 202
Bay City, MI 48708

> **Re:** **ABC Acquisition Corp 1505**
> **Form 10-12G**
> **Filed September 7, 2010**
> **File No. 000-54109**

Dear Mr. Amersey:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Pursuant to section 12(g)(1) of the Exchange Act, your registration statement will become effective by operation of law 60 days after the date filed at which time you will be required to begin filing all of the reports mandated by Section 12(g) of the Securities Exchange Act of 1934. If the review process has not been completed before that date you should consider withdrawing the registration statement to prevent it from becoming effective and re-filing it at such time as you are able to respond to any remaining issues or comments.

2. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portion of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

3. We note that your table of contents references page numbers, but that the filing has not been paginated. Please paginate the filing and modify your table of contents to

correspond to the pagination. Further, please paginate all future filings as well.

4. Throughout the filing, please revise your references to "management" to clarify that the company has only one officer, who is also the sole director of the company. For example, rather than stating that "the transaction may be accomplished upon the sole determination of our management," please revise to state that your sole officer and director, Mr. Nitin Amersey, will make such determination on behalf of the company.

Item 1. Description of Business

5. Please disclose, where appropriate, whether you presently have a plan or intent to engage a professional firm or other individual that specializes in business acquisitions.

(a) Business Development

6. Please disclose the number of shares Mr. Nitin Amersey holds.

(b) Business of Issuer

7. In the first paragraph you state "As such, until we consummate a business combination, we will be limited in our ability to sell our stock in certain states which could have the affect of limiting our stock's exposure in the investment community." Please revise your disclosure to identify the states where your ability is limited and describe the limitations.

8. Additionally, we note your statement that as a blank check company any securities offerings will have to comply with Rule 419 under the Securities Act of 1933. Please revise your disclosure to provide a brief discussion of Rule 419.

9. We note your statement, "Due to our limited capital available for investigation, we may not discover or adequately evaluate adverse facts about the opportunity to be acquired." Please revise your disclosure in the Risk Factor section of the filing to include an appropriately headed risk factor discussing this issue in more detail.

10. You have stated that you may not discover or adequately evaluate the adverse facts about the opportunity to be acquired. Please describe the due diligence activities you expect to perform once you have identified a target candidate.

Form of Acquisition

11. We note your disclosure that management may complete the transaction without any vote or approval by the other shareholders. Please expand your discussion to clarify that this is because Mr. Amersey owns 91% of the outstanding shares. If there are any other factors that allow Mr. Amersey to complete the transaction without the approval of the other shareholders, please identify these factors.

12. You have stated that the investigation of business opportunities will require "substantial management time and attention and substantial cost for accountants, attorneys and others." We also note your statements elsewhere in the filing that your sole officer and director will only devote "a few hours per week" to the company and that you have not developed a plan for funding if your current assets and funds prove inadequate. Please revise your disclosure to explain who will devote the substantial time required to investigate potential transactions, whether Mr. Amersey has indicated a maximum amount he may be willing to provide to the company for funding and the fact that the company may not have the financial resources necessary to engage in an extended search for a combination partner. If the other investors have indicated that they may be willing to lend money to the company, please indicate whether they have indicated the maximum amount they are willing to provide.

(c) Reports to Security Holders

13. Please revise your disclosure to clarify when the company's reporting obligations will commence.

14. Please note that the SEC's Public Reference Room is no longer located at 450 Fifth Street NW. Please revise your disclosure accordingly.

Item 1A. Risk Factors

General

15. We note that Mr. Amersey has been involved with other blank check companies that have commenced reporting obligations under the Securities Exchange Act of 1934. As such, we are aware that Mr. Amersey, as sole officer and director of ABC Acquisition Corp 1501, did not respond to staff comments issued on a Form 10-12G filed by that company prior to effectiveness and that the same company filed certain periodic reports late. In view of this performance, please provide an appropriately titled risk factor discussing the specific facts related to Mr. Amersey's delinquency in complying with reporting obligations applicable to companies he controls.

"There may be conflicts of interest between our management and our non-management stockholders."

16. Please revise your disclosure to include a discussion of the various reasons why the personal pecuniary interests of Mr. Amersey may be in conflict with the fiduciary duty owed to the stockholders of the company. For example:

- Mr. Amersey has provided a loan to the company. The only opportunity which he has to receive repayment for the loan will be from a prospective merger or acquisition candidate, providing an additional motivation to enter into a merger or acquisition transaction.

- While Mr. Amersey owns 91% of the outstanding common stock, he has invested less money in the company. Therefore, an operating company that appears attractive to Mr. Amersey may be far less attractive to the other investors.
- Mr. Amersey controls other blank check companies that may be competing with this company for acquisition targets. Depending on Mr. Amersey's ownership of the other blank check companies, he may decide that another company is a better potential acquiror.
- As Mr. Amersey has the ability to approve or reject any business combination transaction, he could structure a transaction in such a way that he could derive benefits from the transaction that are different from or in addition to the benefits that the other stockholders will derive.

17. Please identify the other blank check companies Mr. Amersey is involved with, disclose whether they have identified potential target companies and disclose the status of any mergers or acquisitions currently contemplated by each entity.

"Our business is difficult to evaluate because we have no operating history."

18. Please revise your disclosure to disclose the company's net loss as of June 30, 2010 and its accumulated deficit as of the most recent practicable date.

"Our business will have no revenues unless and until we merge with or acquire an operating business."

19. Please revise your statement that you "may not" realize any revenues unless and until you successfully merge with or acquire an operating business to state that you "will not" realize any revenues until this time.

"We intend to issue more shares in a merger or acquisition, which will result in substantial dilution."

20. Please explain why the common stock issued in any transaction may be valued on a non-arm's length basis by management.

"We have conducted no market research or identification of business opportunities, which may affect our ability to identify a business to merge with or acquire."

21. Please clarify that management may act unilaterally without the consent, vote or approval of the company's stockholders because Mr. Amersey owns 91% of the outstanding shares.

Item 2. Financial Information

 (c) Qualitative Disclosure about Market Risk

22. Please revise your disclosure in the Risk Factor section of the filing to include a risk factor disclosing the possibility that a target company may be financially unstable, or may be in its early stages of development or growth without established records of sales or earnings. The discussion should follow a heading that identifies the risk and potential consequences.

Item 5. Directors and Executive Officers

(a) Certain Information About Our Sole Officer and Director

23. We note your statement in Mr. Amersey's biographical information that Mr. Amersey is the Chairman of ABC Acquisition Corp 1505. Do you mean ABC Acquisition Corp 1501, now Bio-Carbon Systems International Inc.? If so, please revise your disclosure accordingly.

24. We note the following statement in Mr. Amersey's biographical information: "He is a director and CFO of the Trim Holding Group…" Please revise your disclosure to indicate that Mr. Amersey is also the Secretary and Treasurer of Trim Holding Group, as disclosed in the Form S-1 filed by Trim Holding Group on August 25, 2010.

25. Please provide an explanation of Mr. Amersey's involvement with Bay City Transfer Agency & Registrar, Inc.

26. Please provide disclosure required pursuant to Item 401(e) of Regulation S-K that briefly discusses the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Amersey should serve as a director of the company in light of the company's business and structure.

Item 7. Certain Relationships and Related Transactions, and Director Independence

27. Please revise your disclosure to identify the stockholder who provides office space and equipment at no cost.

Item 10. Recent Sales of Unregistered Securities

28. Please expand your disclosure to disclose the price per share paid in each private placement discussed.

Index to Exhibits

29. We note that your exhibit index indicates that your Articles of Incorporation are filed as Exhibit 3.1 and your Bylaws are filed as Exhibit 3.2; however, each document is filed as Exhibit 3. Please either refile each exhibit with the appropriate tag or revise your exhibit index accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh at (202) 551- 3627 or Mary Mast at (202) 551-3613 if you have questions regarding the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director